10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

February 10, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Pamela Long, Assistant Director

Dieter King, Attorney

Re:	Headwaters Incorporated
Registration Statement on Form S-3
Filed January 20, 2009
File No. 333-156794

Dear Ms. Long and Mr. King:

Headwaters Incorporated (the “Company” or “we”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to the Company dated February 2, 2009. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For your convenience, upon filing we shall provide you with a marked copy of pre-effective Amendment No. 2 to the Registration Statement on Form S-3.

Material United States federal income tax considerations, p. 44

1.	Please revise your disclosure to clarify whether this discussion is based on an opinion of counsel. In this regard, please also note that if counsel intends to file a short-form opinion, the disclosure should state that this discussion constitutes counsel’s opinion. We note that the exhibit index indicates you will be receiving a tax opinion from Pillsbury Winthrop Shaw Pittman LLP.

Securities and Exchange Commission

February 10, 2009

Response: In response to the Staff’s comments, the Company shall revise its disclosure in the section entitled “Material United States federal income tax considerations” to clarify that the discussion, insofar as it relates to U.S. federal income tax law and legal conclusions with respect thereto, is based on an opinion of counsel.

Upon filing, the tax opinion to be delivered by Pillsbury Winthrop Shaw Pittman LLP shall read as follows: “We hereby confirm to you that the discussion set forth in the Registration Statement under the caption “Material United States federal income tax considerations,” insofar as it relates to U.S. federal income tax law and legal conclusions with respect thereto, is our opinion, subject to the limitations set forth therein.”

Selling securityholders, page 51

2.	Please review and, as necessary, revise the footnote references in your selling securityholders table. We note, for example, that footnotes 4, 5 and 14 do not appear to have a corresponding footnote reference in table.

Response: In response to the Staff’s comment, the Company shall delete those footnotes in the selling securityholders table that do not have a corresponding reference in the table.

3.	Please reconcile your disclosure in footnote 4 that “[t]his selling securityholder has identified itself as an affiliate of a registered broker-dealer” and your disclosure in footnote 5 that “[t]his selling securityholder has identified itself as a registered broker-dealer” with your statement on page 56 that “[t]o [y]our knowledge, none of the selling securityholders are registered broker-dealers or are affiliated with registered broker-dealers.”

Response: In response to the Staff’s comments, the Company shall delete those footnotes that refer to a selling securityholder as being a registered broker-dealer or being an affiliate of a registered broker-dealer. For purposes of clarification and as stated in the section entitled “Plan of distribution,” to the Company’s knowledge, none of the selling securityholders are registered broker-dealers or affiliated with registered broker-dealers.

Plan of distribution, page 55

4.	We note your statement on page 56 that “[a]ny selling securityholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.” Please note that in our view if a selling security holder is a broker-dealer, the prospectus must state that the selling security holder is an underwriter, unless the selling security holder received the securities it is offering for resale as compensation for underwriting activities. Please revise the prospectus accordingly.

Securities and Exchange Commission

February 10, 2009

Response: In response to the Staff’s comments, the Company shall revise its disclosure in the section entitled “Plan of distribution” to clarify that if a selling securityholder is a registered broker-dealer, such selling securityholder will be deemed an underwriter, unless such selling securityholder received the securities it is offering for resale as compensation for underwriting activities.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (801) 984-9400, or our counsel Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334. We would appreciate it if you would continue to fax any written comments to me at (801) 984-9410 and to Ms. Williams at (415) 983-1200.

Very truly yours,

/s/ Steven G. Stewart
Steven G. Stewart Chief Financial Officer Headwaters Incorporated

cc:	Linda C. Williams, Esq.
Harlan M. Hatfield, Esq.